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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                        Under the Securities Act of 1934


                   AMERICAN BUSINESS FINANCIAL SERVICES, INC.
           ---------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
        ---------------------------------------------------------
                         (Title of Class of Securities)


                                   02476B 10 6
        ---------------------------------------------------------
                                 (CUSIP Number)

                               Athony J. Santilli
                      Bala Pointe Office Centre, Suite 127
                           111 Presidential Boulevard
                              Bala Cynwyd, PA 19004
                       ----------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications


                                   See Item 4
        ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.




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________________________________________________________________________________

CUSIP NO. 02476B106              SCHEDULE 13D                       Page 2 of 7
________________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Anthony J. Santilli, Jr.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           PF  SC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       -0-
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       1,104,075
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       -0-
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       1,104,075
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,104,075
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          (See Instructions)                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                40.5%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
                IN
_____________________________________________________________________________



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________________________________________________________________________________

CUSIP NO. 02476B106              SCHEDULE 13D                       Page 3 of 7
________________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Beverly  Santilli
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           PF  SC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       -0-
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       1,104,075
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       -0-
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       1,104,075
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,104,075
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          (See Instructions)                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                40.5%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
                IN
_____________________________________________________________________________

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________________________________________________________________________________

CUSIP NO. 02476B106              SCHEDULE 13D                       Page 4 of 7
________________________________________________________________________________



         1. Security and Issuer.

         This Statement relates to the common stock ("Common Stock") of American Business Financial Services, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 111 Presidential Boulevard, Bala Cynwyd, Pennsylvania 19004.

2.       Identity and Background.

         (a) This Statement is being filed by Anthony and Beverly Santilli (the "Santillis"), who are married to each other. The filing of this Statement shall not be construed as an admission that for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that the Santillis are the beneficial owners of any securities covered by this Statement, or that this schedule is required to be filed by such person or that such person constitutes a group within the meaning of Section 13(d)(3) of the Exchange Act.

         (b) The business address for the Santillis is the address of the Issuer.

         (c) Anthony J. Santilli is the Chairman, President, Chief Executive Officer and Chief Operating Officer of the Issuer and is an executive officer of its subsidiaries.

         Beverly Santilli is an Executive Vice President and Secretary of Issuer and each of the subsidiaries with the exception of American Business Credit, Inc. Ms. Santilli is the President and Secretary of American Business Credit, Inc.

         (d) Criminal Convictions. During the last five years, neither of the Santillis have been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

         (e) Court or Administrative Proceedings. During the last five years neither of the Santillis have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship. The Santillis are residents of the Commonwealth of Pennsylvania and citizens of the United States of America.

3.       Source and Amounts of Funds and Other Consideration.

         The Santillis have used personal funds to either purchase the Common Stock or exercise options for Common Stock granted to them pursuant to certain employee benefit plans of the Issuer. In 1995, the Issuer made a loan to Anthony Santilli of $600,032 in order to exercise options to purchase 225,012 shares of Common Stock. The loan bears interest at a rate of 6.46% with interest due annually or at maturity and the principal due September, 2005. The loan is secured by the Common Stock purchased with the proceeds of the loan as well as additional shares of Common Stock.


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________________________________________________________________________________

CUSIP NO. 02476B106              SCHEDULE 13D                       Page 5 of 7
________________________________________________________________________________


4.       Purpose of Transaction.

         Due to repurchases of the Common Stock by the Issuer and options granted to the Santillis, their percentage ownership has increased. The Santillis have acquired the shares of Common Stock for investment purposes.

         As a director and officer of the Issuer, Anthony Santilli will regularly explore potential actions and transactions which may be advantageous to the Issuer, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, securities or regulatory or reporting obligations of the Issuer. As an officer of the Issuer, Beverly Santilli will regularly explore potential actions and transactions which may be advantageous to the Issuer, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, securities or regulatory or reporting obligations of the Issuer.

         In addition, the Santillis have gifted certain of their jointly held shares of Common Stock to members of their families.

         Except as discussed above, in their capacities as management officials of the Issuer, neither Anthony nor Beverly Santilli has any present plans or proposals which relate to or would result in any of the following:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies of the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of eligible equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or



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________________________________________________________________________________

CUSIP NO. 02476B106              SCHEDULE 13D                       Page 6 of 7
________________________________________________________________________________

         (j) Any action similar to those enumerated above.

5.       Interest in Securities of the Issuer.

         (a) As of the date hereof, Anthony and Beverly Santilli may be deemed to be the beneficial owner of 1,104,075 shares of Issuer's Common Stock, which represents 40.5% of Issuer's outstanding Common Stock.

         (b) The Santillis share voting and dispositive power with respect to 1,003,437 shares of Common Stock held by them as joint tenants. The Santillis also share voting and dispositive power with respect to 1,549 units of Common Stock held for Beverly Santilli through the Issuer's 401(k) Plan and 1,943 shares of Common Stock held for Anthony J. Santilli throught the Issuer's 401(k) Plan. The Santillis may also be deemed to beneficially own and share voting and dispositive power over 64,762 shares of Common Stock issuable pursuant to options awarded to Anthony Santilli and 24,970 shares of Common Stock issuable pursuant to options awarded to Beverly Santilli, all of which are currently exercisable. The Santillis, with Mr. Raymond Bucceroni, as trustees, have shared voting and shared dispositive power over 7,414 shares of Common Stock held in a trust for the benefit of their minor son, Luc Armon Santilli.

         (c) The Santillis have gifted 800 shares of Common Stock of the Issuer to certain of their children during the last 60 days in four separate transactions:

   Date                       Transferee of Shares            # of Shares
   ----                       --------------------            -----------
November 20, 2001          Christopher Santilli               200 shares

November 20, 2001          John Santilli                      200 shares

November 20, 2001          Carole Santilli & Mitch Wilf       200 shares

December 13, 2001          Anthony and Sherri Santilli        200 shares

         (d) The Santillis, together with Mr. Raymond Bucceroni, are trustees of a trust for the benefit of their minor son, Luc Armon Santilli,. The Trust holds 7,414 shares of Common Stock of the Issuer.


6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Both of the Santillis have employment agreements with the Issuer and have been granted stock options pursuant to certain employee benefit plans, as described in greater detail in the Issuer's most recent proxy statement. In addition, the Santillis have pledged securities of the Issuer as collateral for personal loans. Other than as indicated elsewhere in this Schedule, neither Santilli is party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


7.       Material to be Filed as Exhibits:

         1.0      Agreement regarding joint filing (included on signature page);
         1.1 Promissory Note of Anthony J. Santilli and Stock Pledge Agreement dated September 29, 1995 (Incorporated by reference from Exhibit 10.14 of the Issuer's 1995 Form SB-2).

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________________________________________________________________________________

CUSIP NO. 02476B106              SCHEDULE 13D                       Page 7 of 7
________________________________________________________________________________


                      Signatures and Joint Filing Statement

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

         As required by Rule 13d-1(k) promulgated under the Securities and Exchange Act of 1934, each Reporting Person on whose behalf this statement is filed agrees that this Statement is filed on behalf of each of them. Each Reporting Person understands that they are responsible for the timely filing of this statement and any amendments thereto and for the completeness and accuracy of the information concerning such Reporting Person contained herein; each Reporting Person understands that they are not responsible for the completeness or accuracy of the information concerning the other persons making this filing, unless such Reporting Person knows or has reason to believe that such information is inaccurate. This Statement may be executed in more than one counterpart.




/s/ Anthony J. Santilli                           Date:    February 11, 2002
-----------------------------------
Anthony J. Santilli




/s/ Beverly Santilli                              Date:    February 11, 2002
-----------------------------------
Beverly Santilli